Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Interactive Corporation:

We consent to the incorporation by reference in the registration statement on this Form S-8 of our report dated February 28, 2014, with respect to the consolidated balance sheets of Liberty Interactive Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Liberty Interactive Corporation.

/s/ KPMG LLP

Denver, Colorado
December 17, 2014